Exhibit 99.1

Biotechnology Value Fund, L.P.

March 30, 2011

Surya N. Mohapatra, Ph.D.
Chairman and Chief Executive Officer
Quest Diagnostics, Inc.
3 Giralda Farms
Madison, NJ 07940

Dear Dr. Mohapatra,

By way of introduction, I am the Founder and General Partner of the Biotechnology Value Fund, L.P. and its affiliates (“BVF”). As you may know, our fund owns, as of our last public filing, a 12% stake in Celera Corp. I am writing to inform you that BVF will not support Quest’s acquisition of Celera, as currently proposed. However, we would like to suggest a revised structure which we believe would enable Quest to acquire the strategic assets it seeks, which BVF would support, which is fair to Celera shareholders, and which we feel has a higher chance of being consummated than the proposed offer.

Specifically, we believe the passive drug royalties which Celera owns, associated with Merck’s Phase 3 osteoporosis drug, Odanacatib, and Pharmacyclics’s Btk, HDAC, and Factor VIIa inhibitors, are extraordinarily valuable, are not of strategic significance to Quest, and are not at all reflected in the proposed purchase price. BVF is willing to support a revised transaction in which these drug royalties are carved out of the acquisition and left with Celera shareholders.

We believe it is in Quest’s self-interest to restructure its offer, and it is the right and fair thing to do. We want to give Quest a chance to agree to do so on a friendly, collaborative basis. This path would engender our full support and would virtually assure that Quest obtains the strategic operating assets that it desires.

The alternative path is for BVF to actively oppose the transaction, the ultimate outcome of which would be unpredictable. At a minimum, our actions would involve the following:

1.  BVF would not tender its shares into Quest’s tender offer for Celera. In addition to withholding our own shares, BVF would encourage all shareholders (many of whom have reached out to us to express their dissatisfaction with the proposed acquisition) to similarly reject the tender offer.

2.  BVF would continue discussions with third parties regarding alternatives to this transaction, including but not limited to the submission of a superior proposal for all or part of the company and/or the replacement of Celera management in order to operate the company independently to maximize shareholder value.

1 Sansome St., 30th Floor, San Francisco, CA 94104	415-288-2395 (Tel.)	415-288-2394 (Fax)

Biotechnology Value Fund, L.P.

3.  In the event that the majority of Celera shares are tendered and the merger is approved, BVF would seek appraisal rights for its full position and, further, would encourage all non-tendering shareholders to join us in allowing an unbiased court to decide the fair value of Celera, including the drug royalties. We believe it is likely that a court will concur with our assessment of the extraordinarily high present value of Celera’s drug royalties. By carving out the drug royalties now, Quest would avoid exposing itself to a judgment liability that could exceed the ultimate monetization of the royalties.

We believe the Quest-Celera transaction is at a critical crossroads that will break decidedly, and potentially irreversibly, in one direction or the other. We sincerely hope Quest elects to pursue a collaborative “win-win” path forward, but we are prepared for the alternative. Please note that we plan to make a public filing of this letter early next week.

Thank you for considering our perspective in this matter.

Sincerely,

/s/ Mark Lampert

Mark Lampert

1 Sansome St., 30th Floor, San Francisco, CA 94104	415-288-2395 (Tel.)	415-288-2394 (Fax)